Mail Stop 3561

January 8, 2010

Mr. Jeff M. Framer
Chief Financial Officer
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311

      Re: **Image Entertainment, Inc.**
                Form 10-K for the year ended March 31, 2009
                Filed June 29, 2009
                File No. 000-11071

Dear Mr. Framer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief

VIA FACSIMILE
(818) 407-9151